July 1, 2019

Calvin Choi
Chief Executive Officer
AMTD International Inc.
23/F Nexxus Building
41 Connaught Road Central
Hong Kong

       Re: AMTD International Inc.
           Registration Statement on Form F-1
           Filed June 20, 2019
           File No. 333-232224

Dear Mr. Choi:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed June 20, 2019

Exhibit Index
Exhibit 5.1, page II-4

1. We note that Appleby's opinion states that the "statements under the headings "Taxation",
       "Description of Share Capital" and "Enforceability of Civil Liabilities" insofar as such statements constitute statements of Cayman Islands law and only to the extent governed by the laws of the Cayman Islands, are accurate in all material respects." Please have
       Appleby revise their opinion to state that the description of tax consequences under
       Cayman Islands law in the registration statement constitutes counsel's opinion or advise.
2. We note counsel's statement that the "opinion is given solely for the benefit of the
       Company in connection with the matters referred to herein and, except with our prior
 Calvin Choi
AMTD International Inc.
July 1, 2019
Page 2
         written consent it may not be transmitted or disclosed to or used or relied upon by any other person or be relied upon for any other purpose whatsoever." Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion.
         Please refer to Section II.B.3.d of the Division of Corporation Finance Staff Legal
         Bulletin No. 19 ("Legality and Tax Opinions in Registered Offerings") for guidance.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at 202-551-3291or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at
202-551-3434with any other
questions.



FirstName LastNameCalvin Choi                                  Sincerely,
Comapany NameAMTD International Inc.
                                                               Division of
Corporation Finance
July 1, 2019 Page 2                                            Office of
Financial Services
FirstName LastName